[redacted]

12012986

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 29 2012

Washington DC
123

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SEC FILE NUMBER
8-45342

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DeWaay Financial Network, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13001 University Ave
(No. and Street)

Clive	IA	50325
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt Stahr (515)273-1321
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Martin, LLC
(Name – *if individual, state last, first, middle name*)

411 Valentine, Suite 300	Kansas City	MO	64111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/28

CM

8/21

OATH OR AFFIRMATION

I, Matthew Stahr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DeWaay Financial Network, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REAGAN BATES
Commission Number 732796
My Commission Expires
2/4/14

Signature

President
Title

Reagan Bates
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeWaay Financial Network, LLC

Consolidated Financial Statements

December 31, 2011

WEAVER MARTIN & SAMYN

Members
DeWaay Financial Network, LLC
Clive, Iowa

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated statement of financial condition of DeWaay Financial Network, LLC and subsidiaries (the "Company") as of December 31, 2011 and the related consolidated statements of income, changes in members' equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DeWaay Financial Network, LLC and subsidiaries as of December 31, 2011 and the results of its consolidated operations, members' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver Martin & Samyn

Weaver Martin & Samyn, LLC
Kansas City, Missouri
February 27, 2012

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

DeWaay Financial Network, LLC
Consolidated Balance Sheet
December 31, 2011

Assets		
Current assets:		
Cash	$	388,554
Receivables		368,311
Receivable from clearing broker dealer		878,029
Receivables from affiliated companies		196,895
Prepaid assets		74,763
Inventory		328,518
Total current assets		2,235,070
Furniture and equipment, net of accumulated depreciation of $38,565		53,224
Investments		139,020
Total long term assets		192,244
	$	2,427,314
Liabilities & Shareholders' Equity		
Current liabilities:		
Accounts payable	$	746,411
Accounts payable, related parties		97,092
Total current liabilities		843,503
Long term payable		96,153
Commitments		
Member's equity:		
Contributed capital		2,798,452
Retained earnings		(1,310,794)
Total member's equity		1,487,658
	$	2,427,314

See notes to financial statements.

DeWaay Financial Network, LLC
Consolidated Statement Of Operations
Year Ended December 31, 2011

Commission revenue	$	9,939,843
Trading Income		1,715,019
Investment Advisory Fees		1,114,960
Investment banking fees		1,058,192
Other Revenue		405,473
Total Revenues		14,233,486
Expenses:		
Commission expense		11,359,179
Legal and professional		950,820
Office		470,864
Wages		1,785,551
Other general and administrative		1,457,839
		16,024,253
Loss from operations		(1,790,767)
Interest income		20,874
Net loss	$	(1,769,893)

See notes to financial statements.

DeWaay Financial Network, LLC
Consolidated Statement of Cash Flows
Year Ended December 31, 2011

Operating activities:		
Net income	$	(1,769,893)
Adjustments to reconcile net income to cash flows provided by operating activities:		
Depreciation of furniture and equipment		25,609
Change in assets and liabilities-		
Receivables		1,328,225
Prepaid expenses		82,252
Accounts payable		(308,979)
Accounts payable, related parties		(325,745)
Cash used in operating activities		(968,531)
Investing activities:		
Purchase of furniture & equipment		(31,643)
Inventory		(275,219)
Cash used in investing activities		(306,862)
Financing activities:		
Cash provided from financing activities		-
Decrease in cash		(1,275,393)
Cash, beginning of year		1,663,947
Cash, end of year	$	388,554
Supplemental cash flow information:		
Interest paid	$	1,660
Income taxes paid	$	-

See notes to financial statements.

DeWaay Financial Network, LLC
Consolidated Statement of Member's Equity
Year Ended December 31, 2011

Member's equity January 1, 2011	$	3,257,550
Net capital contributed - 2011		-
Net income - 2011		(1,769,892)
Member's equity December 31, 2011	$	1,487,658

See notes to financial statements.

DeWaay Financial Network, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2011

NOTE A – NATURE OF BUSINESS
We are a broker-dealer registered with the Securities and Exchange Commission and are members of the National Futures Association, Municipal Securities Rulemaking Board, and the Financial Industry Regulatory Authority. We are an Iowa Limited Liability Company and a wholly owned subsidiary of DFN Partners, LLC.

We are engaged in the business of investment banking, retail securities broker-dealer, underwriter of interstate and intrastate offerings, and as an underwriter of interstate and intrastate offering and of Direct Participation Program offerings.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES
Long-lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. We have determined that as of December 31, 2011, there had been no impairment in the carrying value of our long-lived assets.

Inventory:
Securities are valued at market and consisted principally of municipal government obligations and marketable securities. The transactions are recorded at the settlement date.

Investments:
Investments are valued at cost. We wholly own DeWaay Real Estate Management, LLC which is the sole member of Northpark Management, LLC and DeWaay Assisted Living Management, LLC. Northpark Management, LLC is the general partner of Northpark Real Estate Investors, LLLP with an investment of $35,000 in this entity as of December 31, 2011. DeWaay Assisted Living Management, LLC is the general partner of DeWaay Assisted Living Investors, LLLP with an investment of $1,000 in this entity as of December 31, 2011. We also wholly own DeWaay Fund Management, LLC which serve as the general partner of DeWaay Investment Partners I, LLLP and DeWaay Monroe Capital Management, LLC. As of December 31, 2011, DeWaay Fund Management, LLC had a $102,020 investment in DeWaay Investment Partners I, LLLP and a $1,000 investment in DeWaay Monroe Capital Management, LLC.

Revenue Recognition
Revenue from retail securities sales is recognized when the clearing facility or the investment company records the sale. Revenue from investment banking activities is recognized when a result is accomplished which requires the client to pay the Company per the contract between the client and us. Revenue from underwriting of offerings is

recognized upon the later of the successful completion of the escrow phase of the offering or the acceptance of the subscription of the Subscriber. Expenses of the firm are recorded when the obligation is incurred.

Property and Equipment

Property and Equipment is stated on the basis of cost. Depreciation is computed by using the straight line method over the estimated useful life (3, 5 or 7 years) of the asset.

Income Taxes

DeWaay Financial Network, LLC, is a subsidiary of its holding company, DFN Partners, LLC. DFN Partners, LLC has elected under the Internal Revenue Code to be taxed as a partnership. In lieu of corporation income taxes, the stockholders of DFN Partners, LLC are taxed on their proportionate share of the Company's taxable income.

Intangible Assets

Accounting Standards Codifications ("ASC") Topic 805 and 350 require that the purchase method of accounting be used for all business combinations. ASC Topic 805 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Our intangible assets will be amortized over a 15 year life. ASC Topic 350 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. We evaluated our intangible assets and determined there was no impairment necessary as of December 31, 2011.

Cash and Cash Equivalents

We maintain cash balances in accounts that may exceed federally insured limits. We consider all highly liquid unrestricted investments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments:

The carrying value of our cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Recent Accounting Pronouncements

In February 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-09, "Subsequent Events (Topic 855)— Amendments to Certain Recognition and Disclosure Requirements" ("ASU 2010-09"). ASU 2010-09 was issued to change certain guidance in the original codification and to clarify other portions. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU 2010-09, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The Company determined that this updated guidance has no impact on its consolidated financial position or results of operations.

In May 2011, the FASB issued a new accounting standard on fair value measurements that clarifies the application of existing guidance and disclosure requirements, changes certain fair value measurement principles and requires additional disclosures about fair value measurements. The standard is effective for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company does not expect the adoption of this accounting guidance to have a material impact on its consolidated financial statements and related disclosures.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company's present or future financial statements

NOTE C – GOING CONCERN

The Company has sustained losses from operations for the year ended December 31, 2011 and has experienced a corresponding reduction in its net capital. In addition, the Company is currently a defendant in numerous lawsuits (See Note K for further discussion) related to the sale of its products. Although management feels the Company have substantial defenses in the pending litigation, substantial legal costs in defending these cases as well as an unfavorable outcome in these lawsuits will raise substantial doubt about the Company's ability to continue as a going concern.

NOTE D – FAIR VALUE MEASUREMENTS

The Company adopted ASC Topic 820-10 at the beginning of 2009 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities..

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability. The valuation of the level 3 assets of the Company was the same at December 31, 2010 and 2011, therefore no reconciliation of the change was necessary.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Fair Value
Cash	$388,554	$ -	$ -	$ 388,554
Accounts receivable	-	1,443,235	-	1,443,235
Prepaid Assets	-	74,763	-	74,763
Inventory	-	328,518	-	328,518
Accounts payable	-	843,503	-	843,503
Long term payable	-	96,153	-	96,153
Investments	-	-	139,020	139,020

NOTE E – NET CAPITAL REQUIREMENTS

As a licensed securities dealer, the Company is required to maintain net capital of $250,000 at all times. If deposits decrease to within 120% of this level, then it is reported to the Financial Industry Regulatory Authority.

NOTE F – RELATED PARTY TRANSACTIONS
Mr. Donald DeWaay, a stockholder of DFN Partners, LLC also is the owner of DeWaay Capital Management, Inc., DeWaay Benefit Administrators, Fine Wine Direct, LLC, & Commerce Park, LLC. The amount we paid for employee benefits, rent, and other expenses to DeWaay Capital Management, Inc. for the year ended December 31, 2011 was $470,000.

At December 31, 2011, DeWaay Capital Management, Inc. owed us $196,895.

At December 31, 2011, we owed Mr. Donald DeWaay for commissions totaling $97,092. During the year ended December 31, 2011, we paid Donald DeWaay $2,873,000 in commissions.

NOTE G - CONCENTRATIONS
In 2011, we recognized 21%, 20%, and 19% of our total revenue from three of our registered representatives.

Financial instruments that potentially subject the Company to credit risks include cash deposits and investments in excess of federally insured limits.

NOTE H – PENSION PLAN
Our employees are eligible to participate in the DeWaay & Associates 401(k) Profit Sharing Plan. Employees may immediately make Deferral contributions to the Plan as long as they have attained the age of 21. Participants are 100% immediately vested in their Deferred contributions. The plan allows for an Employer Matching contribution. The Employer Matching contribution is equal to 25% of the first 6% of each participant's Deferral contributions. The vesting scale for the Employer Matching contributions is a 6 year graded scale. The plan allows for a Discretionary Profit Sharing contribution. For the year ended December 31, 2011 we made an Employer Matching contribution of $22,000 to the DeWaay & Associates 401 (k) Profit Sharing Plan.

NOTE I – EXEMPTION STATUS UNDER SEC RULE 15c3-3
We act as an underwriter of Direct Participation Partnerships offerings, sell application-way investment company offerings (mutual funds) and small corporate offerings. We have no control over the funds or the securities which it handles on behalf of customers. All funds are transferred directly from the customer to the clearing facility. Upon receipt of customer funds, the clearing facility transfers securities to the customer and we receive a commission from the transaction. We believe that the transactions of DeWaay Financial Network, LLC are within the exemptions section, which is located at Rule 15c3-3 (k)(2)(ii).

NOTE J – COMPUTATION OF NET CAPITAL

In compliance with the Financial Industry Regulatory Authority, net capital at December 31, 2011 is computed as follows:

Total Stockholder's Equity	$	1,487,658
Less: Nonallowable accounts receivable	(	354,295)
Less: Nonallowable Furniture & Fixtures	(	53,224)
Less: Nonallowable prepaid expenses	(	74,763)
Less: Nonallowable Investments	(	139,020)
Less: Inventory Haircut	(	44,966)
Net Capital	$	821,391

The computed net capital per the Company agreed with audited net capital.

Net Capital per audited financials	$	821,391
Net Capital per company computation		821,391
Difference	$	-

A reconciliation of the Company's computation of net capital as reported in its unaudited Form X-17A-5 Part II and the audited computation contained herein was not prepared because there was no material difference between the two.

NOTE K – LEGAL CONTINGENCIES

DeWaay Financial Network is currently a party to claims occurring in the normal course of operations. We will vigorously defend ourselves, and it is not known what amounts, if any, will ultimately become the responsibility of DeWaay Financial Network. DeWaay Financial Network assess potential liabilities in connection with these claims and threatened lawsuits under FASB ASC 450. DeWaay Financial Network accrues an estimated loss for these loss contingencies if both of the following conditions are met: information available prior to issuance of the financial statements indicates that it is probable that a liability will be incurred at the date of the financial statements and the amount of loss can be reasonably estimated. As of December 31, 2011, DeWaay Financial Network has accrued $315,000 for disputes resolved in January of 2012. The process of resolving matters through litigation or other means is inherently uncertain and it is possible that an unfavorable resolution of these matters will adversely affect DeWaay Financial Network, its results of operations, financial condition and cash flows. DeWaay Financial Network's regular practice is to expense legal fees when services are rendered in connection with legal matters, and to accrue for liabilities when payment is probable.

Two class actions are on file in the Iowa District Court in Decatur County, Iowa. Each class action claim was filed as a non-opt out class action on behalf of certain persons and entities that for the last six years received advice and/or made purchases of certain securities from DeWaay Financial Network or one of its affiliates. A non-opt out class is warranted in circumstances where a defendant faces insolvency on a few of potentially

numerous claims, threatening other class members with zero recovery. One putative class action proposes to certify a class on behalf of all persons and entities that purchased one or more of 66 securities that were listed in the court pleadings. Another class action proposes to certify a class on behalf of all persons and entities that purchased from DeWaay Financial Network one or more securities issued by Diversified Business Services & Investments, Inc. ("DBSI") that were listed in the court pleadings. Pursuant to a court issued temporary restraining order issued February 3, 2012 all then filed and any such further Financial Industry Regulatory Authority ("FINRA") arbitrations that may have been filed are restrained from proceeding until further notice of the court. A hearing is scheduled for March 5, 2012 for any party affected by the temporary order to appear and if necessary, object to the temporary order. As a direct result of the temporary restraining order all of DeWaay Financial Network's existing arbitrations have been placed on FINRA Dispute Resolution's inactive docket.

The plaintiffs in each class action sought a non-opt out class certification because adjudication of any one of the aforementioned arbitrations would substantially impair or impede the ability of other claimants or potential claimant's ability to protect their own interests. These claimants are seeking in excess of $15.2 million from DeWaay Financial Network and its affiliates. Furthermore, the number of class members is approximated to be hundreds or thousands. Consequently, joinder of all potential class members would be impracticable. A resolution either by settlement or adjudication of the merits in a single class action is superior to other available methods for the fair and efficient means to resolve the controversies because, among other reasons the alternative is numerous individual action, which would impose prohibitive legal fees and costs to DeWaay Financial Network.

Prior to the temporary restraining orders DeWaay Financial Network was named in 17 FINRA arbitration claims. The total of the requested recovery in those claims was in excess of $15 million. DeWaay Financial Network has also been named as a defendant in a Provident liquidating Trust bankruptcy proceeding seeking $134,000 of commissions earned by DeWaay Financial Network and a civil matter involving a former securities issuer Domin-8.

NOTE L – MARGIN ACCOUNT

We have a margin account with our clearing firm Pershing, LLC. Our margin account is collaterized with our collateral held at Pershing, LLC. Our net balance due on margin to Pershing, LLC on December 31, 2011 was $0 with $878,029 of collateral.

NOTE M – SALE OF DIVISION

We entered into an agreement to sell a division for $1,750,000 on December 31, 2010. $750,000 was received on the sale date and $1,000,000 was deposited into an escrow account until certain obligations were met from both parties. These obligations were met on September 30, 2011 and the escrow was release to us.

NOTE N – SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2012, the date the financial statements were issued. There were no subsequent events.

WEAVER MARTIN & SAMYN

Report of Independent Registered Public Accounting Firm
on Internal Control Structure
Required by SEC Rule 17a-5

Members
DeWaay Financial Network, LLC
Clive, Iowa

In planning and performing our audit of the consolidated financial statements of DeWaay Financial Network, LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included test of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governments of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposed described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver Martin & Samyn

Weaver Martin & Samyn, LLC
Kansas City, Missouri
February 27, 2012

DeWaay Financial Network, LLC

Statement of Assessment and Payments to the SIPC

For the Year Ended December 31, 2011

WEAVER MARTIN & SAMYN

Members
DeWaay Financial Network, LLC
Clive, Iowa

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by DeWaay Financial Network, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver Martin & Samyn

Weaver Martin & Samyn, LLC
Kansas City, Missouri
February 27, 2012

Certified Public Accountants & Consultants
411 Valentine, Suite 300
Kansas City, Missouri 64111
Phone: (816) 756-5525
Fax: (816) 756-2252

DeWaay Financial Network, LLC
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2011

Total Revenue:				
January to June 2011	$	8,331,956		
July to December 2011		5,922,404		
				14,254,360.00
Deductions:				
January to June 2011		-		
July to December 2011		-		
			-	
Interest Expense:				
January to June 2011		641		
July to December 2011		1,019		
			1,660.00	
Total Deductions				1,660.00
SIPC Net Operating Revenues				14,252,700.00
General Assessment @ .0025				35,631.75
Total due for the year ended December 31, 2011				$ 35,631.75
8/16/11 Payment to SIPC				20,828.29 *
01/31/12 Payment to SIPC				14,803.46
Total paid for the year ended December 31, 2011				$ 35,631.75

*does not include $194 in late assessment fees paid